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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT No. 1)
                           - - - - - - - - - - - - - -

                              CERPROBE CORPORATION
                       (Name of Subject Company (Issuer))
                           - - - - - - - - - - - - - -

                           CARDINAL MERGER SUB., INC.,
                          a Wholly-Owned Subsidiary of

                       KULICKE AND SOFFA INDUSTRIES, INC.
                        (Name of Filing Person (Offeror))

                           - - - - - - - - - - - - - -

                           Common Stock Par Value $.05
                         (Title of Class of Securities)

                           - - - - - - - - - - - - - -

                                    156787103
                      (CUSIP Number of Class of Securities)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)


                            Calculation of Filing Fee


Transaction valuation                                  Amount of filing fee*

     $214,840,660                                           $42,968.13

* This amount has previously been paid.


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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on October 25, 2000 by Cardinal Merger Sub., Inc., a Delaware Corporation ("Merger Sub") and a wholly-owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Parent"), relating to the Offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.05 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and collectively with the Common Stock, the "Shares") of Cerprobe Corporation, a Delaware corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1, 4, and 11.

         Items 1, 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and all exhibits thereto, are hereby amended and supplemented by adding thereto the following:

         "The initial offer period of the Offer, which was scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, November 21, 2000, has been extended to midnight Wednesday, November 22, 2000, New York City time.

         In a press release dated October 26, 2000, Parent announced that the expiration date of the Offer has been extended to Wednesday, November 22, 2000 unless extended. A copy of the press release containing such announcement is filed as Exhibit (a)(9) and is incorporated herein by reference."

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby further amended and supplemented by adding thereto the following:

         "The date after which a tendering stockholder may withdraw Shares that have not been accepted for payment by the Merger Sub pursuant to the Offer has been revised to December 23, 2000. This withdrawal right is in addition to a tendering
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stockholder's right to withdraw Shares at any time prior to the expiration of the Offering Period."

         Item 12.  Exhibits

         Item 12 is hereby amended and supplemented by adding the following exhibit and is incorporated herein by reference.

         (a)(9)              Press Release dated October 26, 2000.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2000

                                        KULICKE AND SOFFA INDUSTRIES, INC.

                                        By: /s/ Clifford G. Sprague
                                        -------------------------------
                                        Name:    Clifford G. Sprague
                                        Title:   Chief Financial Officer


                                        CARDINAL MERGER SUB., INC.

                                        By: /s/ Clifford G. Sprague
                                        -------------------------------
                                        Name:    Clifford G. Sprague
                                        Title:   Vice President
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                                INDEX TO EXHIBITS


(a)(9)                  Press release dated October 26, 2000.